Exhibit 16.1

November 17, 2023

Securities and Exchange Commission Office of the Chief Accountant 100 F Street, NE Washington, D.C. 20549

Dear Sirs/Madams:

We have read the statements included under Items 4.01 and 4.02 in the Form 8-K/A, dated November 17, 2023 of RocketFuel Blockchain, Inc., and agree with such statements insofar as they relate to our firm. We have no basis to agree or disagree with any other statements of the Registrant contained therein.

Very truly yours,